Mail Stop 3561

August 14, 2009

John R. Sult
Senior Vice President and Controller
El Paso Corporation
El Paso Building
1001 Louisiana Street
Houston, Texas 77002

> **Re: El Paso Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-14365**

Dear Mr. Sult:

We have reviewed your letter dated July 15, 2009 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

Controls and Procedures, page 153

Evaluation of Disclosure Controls and Procedures, page 153

1.   We reviewed your response to comment 10 in our letter dated June 26, 2009 and reissue this comment. In future filings, please revise the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e) or simply state, if true, that such officers concluded that your disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) were effective as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

Notes to Consolidated Financial Statements

Note 12. Debt, Other Financing Obligations and Other Credit Facilities, page 119

2.   We note in your response to comment seven in our letter dated June 26, 2009 that
        the restricted net assets of your consolidated and unconsolidated subsidiaries
        comprised 27% of your consolidated net assets as of December 31, 2008. Please
        tell us what percentage the restricted net assets of your consolidated subsidiaries
        was of your consolidated net assets. We remain unclear as to whether you were
        required to present Schedule I as of December 31, 2008. Please advise in detail.

                                        * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. You may wish to provide us with marked copies of your
disclosure to expedite our review. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your responses to our comments.

        You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or James
Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions
regarding comments on the financial statements and related matters. Please contact
Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any
other questions you may have.

                                                Sincerely,

                                                H. Christopher Owings
                                                Assistant Director